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                           March 25, 2024

       James F. McCabe, Jr.
       Chief Financial Officer
       Triumph Group Inc.
       555 E Lancaster Avenue, Suite 400
       Radnor, Pennsylvania 19087

                                                        Re: Triumph Group Inc.
                                                            Form 10-K for
Fiscal Year Ended March, 31, 2023
                                                            File No. 001-12235

       Dear James F. McCabe, Jr.:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended March, 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Non-GAAP Financial Mearsures, page 25

   1. We note you present the non-GAAP financial measures, Adjusted EBITDA and Adjusted
                                                        EBITDAP, and they
include an adjustment for the impairment of rotable inventory. It appears inventory
impairments are a normal operating expense related to your business and this non-GAAP
adjustment is not consistent with the guidance in Question 100.01 of the Division of
Corporation Finance's Compliance & Disclosure Interpretations on Non-
                                                        GAAP Financial
Measures. Please revise all future filings to not exclude inventory impairments from
non-GAAP performance measures or explain why you believe the adjustment is
appropriate.
 James F. McCabe, Jr.
FirstName  LastNameJames F. McCabe, Jr.
Triumph Group   Inc.
Comapany
March      NameTriumph Group Inc.
       25, 2024
March2 25, 2024 Page 2
Page
FirstName LastName
Fiscal year ended March 31, 2023, compared with fiscal year ended March 31, 2022, page 28

2.       We note you present a consolidated non-GAAP financial measure you identify as
         Segment operating income in a table on page 28 and also disclose and discuss the reasons for changes in this measure during the periods presented. We note Segment operating income differs from GAAP Operating income, presented in your statements of operations, because it excludes corporate income (expense). Please be advised measures that represent a total of reportable segment measures are non-GAAP financial measures and must comply with the requirements of Regulation G, Item 10(e) of Regulation S-K, and
         the Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
         GAAP Financial Measures. Due to the fact that the measure you present and identify as
         Segment operating income excludes corporate income (expense), which are normal recurring operating costs necessary to operate your business, we do not believe the measure complies with the requirements of Regulation G and Question
100.01 of the
         Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
         GAAP Financial Measures. Please revise future filings, including earnings releases filed under Form 8-K, to eliminate this measure from your filings and disclosures. In addition, rather than disclosing and discussing Segment operating income, please revise your
         MD&A disclosures in future annual and quarterly filings to disclose and discuss the reasons for changes in each operating cost and expense line item included in your statements of operations.

Consolidated Financial Statements
20. Segments, page 76

3. We note you disclose your CODM uses segment EBITDAP as "a primary profitability measure" to evaluate performance and allocate resources and you disclose segment
         EBITDAP for each reportable segment pursuant to ASC 280. However, we also note the following:
             You more prominently present and discuss operating income for each reportable segment in MD&A;
             You reconcile operating income for each reportable segment to adjusted EBITDAP for each reportable segment in MD&A; and
             Operating income for each reportable segment is determined in accordance with measurement principles that appear to be more consistent with those used in measuring the corresponding amounts in your consolidated financial statements relative to adjusted EBITDAP for each reportable segment.
         Based on the above, please more fully explain to us how and why you determined adjusted EBIDAP for each reportable segment is your primary segment profitability measure based on the requirements of ASC 280-10-50-28. In addition, please be advised that disclosures and discussions related to segment results in MD&A should focus on the segment profitability measure pursuant to ASC 280 and should also disclose and discuss the factors that result in changes in items excluded from reportable segment profitability
 James F. McCabe, Jr.
Triumph Group Inc.
March 25, 2024
Page 3
         measures, including corporate/eliminations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 with any questions.



FirstName LastNameJames F. McCabe, Jr.                    Sincerely,
Comapany NameTriumph Group Inc.
                                                          Division of
Corporation Finance
March 25, 2024 Page 3                                     Office of
Manufacturing
FirstName LastName